For:     B+H Ocean Carriers Ltd.

From:	Navinvest Marine Services (USA) Inc. The Sail Loft 19 Burnside Street Bristol, RI 02809

FOR IMMEDIATE RELEASE

B+H OCEAN CARRIERS LTD. ANNOUNCES VESSEL ACQUISITIONS

NEW YORK, NEW YORK, March 20, 2006. . . . B+H Ocean Carriers Ltd. (AMEX: BHO) announced today that it had acquired a 1993-built, 83,000 DWT Combination Carrier to be renamed MV SAKONNET for $36.4 million. The purchase, made effective as of January 15, 2006, also reflects the continuation of a five-year Time Charter which commenced in October, 2005. The purchase was effected through an existing tax lease structure with the Company as disponent owner through a bareboat charter party.

Additionally, the Company announced that it acquired a 50% disponent owner interest in another vessel, a 1992-built 75,000 DWT Combination Carrier, presently named MV SIBOTESSA. This purchase was also effected through an existing tax lease structure. The Company acquired its 50% interest in an entity which is the disponent owner through a bareboat charter party. The terms of the transaction were based on a vessel value of $30.4 million and include a three-year charter which commenced in February, 2006. The charter includes a 50% profit sharing arrangement above a guaranteed minimum daily rate. The Company added that this purchase was also effective as of January 15, 2006.

The Company noted that because of the existing tax lease structures on these two vessels, no additional mortgage financing would be needed to fund the transactions.

The Company said that it expects its purchase of MV SAKONNET to generate annualized EBITDA of approximately $6.0 million during the period of the Time Charter. It added that for the period of its current Time Charter, it expects the disponent owner of MV SIBOTESSA to generate annual EBITDA of $5.1 million from the guaranteed minimum daily rate only, of which 50%, or $2.55 million will be for the Company’s benefit. The Company stated that the EBITDA estimates for both vessels are exclusive of periodic drydocking costs and related off-hire during the period of the respective Time Charters, and are subject to actual operating expenses and on-hire days which may vary from the assumptions used in the estimates.

The Company is engaged in the business of owning and operating Product Tankers and Combination Carriers. The Company intends to continue its vessel acquisition program to expand its presence in its two current sectors of the tanker market: combination carriers capable of transporting both wet and dry bulk cargoes, and refined petroleum product carriers; however, there can be no assurance that the Company will be able to purchase any of such vessels on favorable terms or at all. The Company currently owns a fleet of fourteen vessels comprised of six Medium Range Product Tankers, one Panamax Product Tanker, one 98,000 DWT Combination Carrier, and six Combination Carriers of 75,000 to 84,000 DWT which are coated for refined products. All but two of these vessels are currently fixed on Time Charters, which varied in original length of between one and five years.

We provide EBITDA (earnings before interest expense, taxes, depreciation and amortization) information as a guide to the operating performance of the Company. EBITDA, which is not a term recognized under generally accepted accounting principles, is calculated as net income plus interest expense, income taxes (benefit), depreciation and amortization, and book value losses on the sale of vessels. Included in the depreciation and amortization for the purpose of calculating EBITDA is depreciation of vessels, including capital improvements and amortization of mortgage fees. EBITDA, as calculated by the Company, may not be comparable to calculations of similarly titled items reported by other companies.

Safe Harbor Statement

Certain statements contained in this press release, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “intends,” and words of similar import, constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company’s financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth in the Company’s Annual Report and filings with the Securities and Exchange Committee. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.

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For further information, including the Company’s Annual Report on Form 20F, access the Company’s website: www.bhocean.com

Company Contact:       John LeFrere
              917.225.2800